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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

02012.01860

EMBRAER S.A.
PUBLIC COMPANY
CNPJ/ME: 07.689.002/0001-89
NIRE: 35.300.325.761

NOTICE TO THE MARKET

Embraer informs the market and the general public that, in accordance with the communication published on June 15, 2020, it has concluded the signing of all definitive contracts with five private and public banks (Banco do Brasil, Bradesco, Morgan Stanley, Natixis, and Santander) as part of its working capital and export financing operation.

The disbursements, in a total value of US$ 300 million, have already begun and should be concluded by the end of July 2020, reinforcing the cash position of the Company for the second half of 2020 and for 2021.

These working capital financing lines have maturities of two to four years and the funds will be used during the production phase through the moment of product shipment for the export market.

The Company will continue to evaluate additional forms of financing in order to maintain a long-term indebtedness profile conducive to its business cycle.

São José dos Campos, July 23, 2020.

Antonio Carlos Garcia

Executive Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

02012.01860